Oppenheimer Series Fund, Inc.
                     Connecticut Mutual Liquid Account
                      Proxy For Shareholders Meeting
                         to be Held April 24, 1996

Your shareholder               Your prompt response can avoid the expense
vote is important!             of another mailing.

                               Please vote, sign and mail your proxy
                               ballot (this card) in the enclosed postage-paid envelope today, no matter how many shares you own. A majority of the Fund's shares must be represented in person or by proxy. Please vote your proxy so the expense of another mailing can be avoided.













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